UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

(Name of Subject Company (Issuer))

SW MergerCo, Inc.

a wholly-owned subsidiary of

(Name of Filing Person — Offeror)

SW ParentCo, Inc.

an affiliate of

(Name of Filing Person — Parent of Offeror)

Fall Line Endurance Fund, LP

Fall Line Endurance GP, LLC

(Names of Filing Persons — Other)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number of Class of Securities)

SW MergerCo, Inc.

160 Bovet Road, Suite 310

San Mateo, CA 94402

Attention: Clay Mitchell

(650) 235-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nate Gallon

Noah Kornblith

O’Melveny & Myers LLP

2765 Sand Hill Rd

Menlo Park, California 94025

(650) 473-2604

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any exhibits, amendments and supplements thereto, collectively constitute this “Schedule TO”) related to the tender offer (the “Offer”), filed on June 21, 2023 by SW MergerCo, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of SW ParentCo, Inc. a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (“GreenLight”), at a price of $0.30 per share net to the seller in cash without interest and subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated June 21, 2023 (the “Offer to Purchase”).

The information contained in the Schedule TO, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below to further clarify the fees and expenses incurred by Purchaser and GreenLight in connection with the Offer.

Item 11 Additional Information.

Regulation M-A Item 1011

Item 18 of the Offer to Purchase titled “Fees and Expenses” is hereby deleted in its entirety and replaced with the following:

Parent and Purchaser have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

The following is an estimate of fees and expenses to be incurred by the Purchaser in connection with the transactions contemplated by the Merger Agreement:

Type of Fee	Amount
Filing Fees	$2,000.00
Depositary and Paying Agent	$20,000.00
Information Agent (including mailing and advertisement cost)	$102,000.00
Printing and other	$60,000.00

Total	$184,000.00

The Purchaser also anticipates that it will incur legal expenses in connection with the Offer and the Merger, which Purchaser estimates will total approximately $1,500,000.00. GreenLight will incur its own fees and expenses in connection with the Offer, as described below. If the Offer Acceptance Time occurs, as promptly as reasonably practicable thereafter, GreenLight must reimburse Parent for the Parent Expenses.

The following is an estimate of fees and expenses to be incurred by GreenLight in connection with the transactions contemplated by the Merger Agreement:

Type of Fee	Amount
Filing Fees	$2,166.00
Depositary and Paying Agent	$0.00
Information Agent (including mailing and advertisement cost)	$0.00
Financial advisor fees and expenses	$530,000.00
Legal fees and expenses	$1,949,989.00
Printing and other	$125,000.00

Total	$2,607,155.00

Item 12 Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 21, 2023*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on June 21, 2023 in the New York Times*

(a)(1)(G)	Press Release issued by GreenLight Biosciences Holdings, PBC. on May 29, 2023 (incorporated by reference to Exhibit 99.1 to GreenLight Biosciences Holdings, PBC’s Current Report on Form 8-K, filed May 30, 2023)

(b)	Secured Convertible Note Purchase Agreement, dated as of May 29, 2023 by and among SW ParentCo, Inc. and the Investors (as defined therein) (incorporated by reference to Exhibit 99.2 to Fall Line Endurance Fund, LP’s Schedule 13D/A, filed May 30, 2023)

(d)(1)	Agreement and Plan of Merger, dated as of May 29, 2023, by and among SW ParentCo, Inc., SW MergerCo, Inc. and GreenLight Biosciences Holdings, PBC (incorporated by reference to Exhibit 2.1 to GreenLight Biosciences Holdings, PBC’s Current Report on Form 8-K, filed May 30, 2023)

(d)(2)	Form of Contribution and Exchange Agreement, by and among SW ParentCo, Inc. and the Rollover Investor (as defined therein) (incorporated by reference to Exhibit 99.3 to Fall Line Endurance Fund, LP’s Schedule 13D/A, filed May 30, 2023)

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table*

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2023

SW MERGERCO, INC.

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: President

SW PARENTCO, INC.

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: President

FALL LINE ENDURANCE FUND, LP

By: Fall Line Endurance GP, LLC
Its: General Partner

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: Member

FALL LINE ENDURANCE GP, LLC

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: Member